EXHIBIT 1.1

December 21, 2007

Deutsche Bank Securities Inc.

As Representative of the Several Underwriters

c/o Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Re:	Amendment to the Underwriting Agreement

Ladies and Gentlemen:

Reference is hereby made to that certain Underwriting Agreement, dated as of November 29, 2007 (the “Agreement”), among Anworth Mortgage Asset Corporation, a Maryland corporation (the “Company”) and Deutsche Bank Securities, Inc. (the “Representative”) (for itself and as representative of the several underwriters named in Schedule I to the Agreement). All capitalized terms used in this letter without definition shall have the respective meanings assigned to such terms in the Agreement.

WHEREAS, Section 4(i) of the Agreement provides that no offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) will be made for a period of 60 days after the date of the Prospectus, directly or indirectly, by the Company without the prior written consent of the Representative, except that the Company may offer and sell up to $5,000,000 of Common Stock.

WHEREAS, the Company and the Representative desire to amend Section 4(i) of the Agreement to provide that the Company may offer and sell up to $10,000,000 of Common Stock without the prior written consent of the Representative.

This letter agreement (the “Letter Agreement”) sets forth our agreement with respect to the following:

1. The Company and the Representative hereby acknowledge and consent that the reference to $5,000,000 in Section 4(i) of the Agreement is hereby amended and replaced with $10,000,000.

2. No other term of the Agreement shall be modified hereby, and the Agreement, as amended herein, shall remain in full force and effect.

3. This Letter Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument.

4. This Letter Agreement shall be governed by, and construed in accordance with, the law of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

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If the foregoing Letter Agreement is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

ANWORTH MORTGAGE ASSET CORPORATION

By	/s/ Joseph Lloyd McAdams
Name:	Joseph Lloyd McAdams
Title:	President and Chief Executive Officer

The foregoing Letter Agreement

is hereby confirmed and accepted as

of the date first above written.

DEUTSCHE BANK SECURITIES INC.

As Representative of the several Underwriters

By:	Deutsche Bank Securities Inc.

By	/s/ Kevin McCann
Authorized Officer

By	/s/ Jeff Motara
Authorized Officer